UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 2)

Under the Securities Exchange Act of 1934

Metabolix, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

591018809

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Larry N. Feinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 933,620
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 933,620
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 933,620
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.42%
12	TYPE OF REPORTING PERSON (See Instructions) IN

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Partners, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12		TYPE OF REPORTING PERSON (See Instructions) PN

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Institutional Partners, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 395,910
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 395,910
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 395,910
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.45%
12		TYPE OF REPORTING PERSON (See Instructions) PN

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Associates, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 395,910
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 395,910
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 395,910
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.45%
12		TYPE OF REPORTING PERSON (See Instructions) OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Ten Fund Master, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 537,710
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 537,710
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 537,710
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.97%
12	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Investment Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 537,710
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 537,710
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 537,710
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.97%
12	TYPE OF REPORTING PERSON (See Instructions) CO

This Amendment No. 2 to the Schedule 13G (this “Amendment No. 2”) is being filed with respect to the shares of common stock, par value $0.01 (the “Shares”), of Metabolix, Inc., a Delaware Corporation (the “Issuer”), to amend the Schedule 13G filed on August 29, 2014, as previously amended by Amendment No. 1, filed on January 30, 2015 (as so amended, the “Schedule 13G”), in accordance with the annual amendment requirements.  Capitalized terms used but not defined herein have the meaning ascribed thereto in the Schedule 13G.

Item 4.                          Ownership:

Item 4 of the Schedule 13G is hereby amended and restated as follows:

The percentage of shares owned is based upon  27,331,435 shares of the Issuer’s Common Stock issued and outstanding as of November 9, 2015, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q for the period ended September 30, 2015, filed with the Securities and Exchange Commission on November 12, 2015.

The beneficial ownership of the Reporting Persons as of the date of this Amendment No. 2 is set forth below.  This filing and any future amendments hereto shall not be considered an admission that any Reporting Person is a beneficial owner of Shares beneficially owned by any other Reporting Person named herein.

A. Larry Feinberg
(a) Amount beneficially owned: 933,620
(b) Percent of class: 3.42%
(c) Number of shares as to which such person has:
(i)   Sole power to vote or direct the vote: 0
(ii)  Shared power to vote or direct the vote: 933,620
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 933,620

B. Oracle Partners, L.P.
(a) Amount beneficially owned: 0
(b) Percent of class: 0.0%
(c) Number of shares as to which such person has:
(i)   Sole power to vote or direct the vote: 0
(ii)  Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 0

C. Oracle Institutional Partners, L.P.
(a) Amount beneficially owned: 395,910
(b) Percent of class: 1.45%
(c) Number of shares as to which such person has:

(i)   Sole power to vote or direct the vote: 0
(ii)  Shared power to vote or direct the vote: 395,910
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 395,910

D. Oracle Associates, LLC
(a) Amount beneficially owned: 395,910
(b) Percent of class: 1.45%
(c) Number of shares as to which such person has:
(i)   Sole power to vote or direct the vote: 0
(ii)  Shared power to vote or direct the vote: 395,910
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 395,910

E. Oracle Ten Fund Master, L.P.
(a) Amount beneficially owned: 537,710
(b) Percent of class: 1.97%
(c) Number of shares as to which such person has:
(i)   Sole power to vote or direct the vote: 0
(ii)  Shared power to vote or direct the vote: 537,710
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 537,710

F. Oracle Investment Management, Inc.
(a) Amount beneficially owned: 537,710
(b) Percent of class: 1.97%
(c) Number of shares as to which such person has:
(i)   Sole power to vote or direct the vote: 0
(ii)  Shared power to vote or direct the vote: 537,710
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 537,710

Item 5.                           Ownership of Five Percent or Less of a Class:

Item 5 of the Schedule 13G is hereby amended and restated as follows:

If this statement is being filed to report the fact that, as of the date hereof, Partners, a Reporting Person, has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 10.                         Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 3, 2016

/s/ Larry N. Feinberg
Larry N. Feinberg, Individually

ORACLE PARTNERS, L.P.
By: ORACLE ASSOCIATES, LLC, its general partner
By: /s/ Larry N. Feinberg Larry N. Feinberg, Managing Member

ORACLE INSTITUTIONAL PARTNERS, L.P.
By: ORACLE ASSOCIATES, LLC, its general partner
By: /s/ Larry N. Feinberg Larry N. Feinberg, Managing Member

ORACLE ASSOCIATES, LLC
By: /s/ Larry N. Feinberg Larry N. Feinberg, Managing Member

ORACLE TEN FUND MASTER, L.P.
By: ORACLE ASSOCIATES, LLC, its general partner
By: /s/ Larry N. Feinberg Larry N. Feinberg, Managing Member

ORACLE INVESTMENT MANAGEMENT, INC.
By: /s/ Larry N. Feinberg Larry N. Feinberg, Managing Member